

Mail Stop 4546

September 24, 2015

<u>Via E-mail</u>
Fernando Dasso
Chief Financial Officer
Credicorp Ltd.
Calle Centenario 156
La Molina
Lima 12, Perú

> **Re: Credicorp Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 28, 2015**
> **File No. 001-14014**

Dear Mr. Dasso:

We have reviewed your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.B. – Business Overview, page 31

(3) Review of 2014, page 37

1. Please revise your future filings to address the following regarding your discussion of portfolio quality, including past due loans and past-due loan coverage ratios:

    •   Revise your disclosure <u>throughout your document</u> to clearly and separately label your past-due and non-performing loan metrics to identify the basis on which they are determined. For example, your past-due loan data cited here appear to be determined using guidelines of the Superintendecy of Banks, or SBS, rather than the IFRS 7 basis you define on page F-128. Included in these revisions, specifically revise your disclosure on page F-64 to identify the basis on which these metrics were determined.

- Further, we note your current presentation seeks to explain the changes in your IFRS results of operations by solely discussing the changes on your loan metrics determined by the SBS without reference to your IFRS 7 past-due and impaired loan metrics. Accordingly, in future filings, please revise your tables on pages 38 & 40 as well as your similar disclosure in the Loan Portfolio section beginning on page 124 to also present your IFRS-based past-due and impaired loan amounts and respective coverage ratios for the periods presented.
- Provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

13.3 Loan Portfolio, page 124

2. We note that non-performing loans have significantly increased from S/.1,312 million at December 31, 2012 to S/.2,657 million at December 31, 2014. You also disclose on page 38 that your allowance coverage ratio of past due loans dropped from 188.5% at December 31, 2012 to 148.7% at December 31, 2014. We further noted that your coverage ratio of reserves to non-performing loans dropped significantly from 1.45% at the end of 2012 to 1.17% to the end of 2014. For the purpose of providing greater transparency to readers, please expand your disclosure in future filings to discuss the changes in both of these coverage ratios (as well as the coverage ratios for IFRS basis past-due loans and impaired loans as discussed in the comment above) over the last five years. Revise to explain how you determined that lower coverage ratios were warranted and appropriate. Specifically discuss the credit quality considerations within your growing past due and non-performing loan portfolio at these dates that supported the decrease in these coverage ratios. Provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Yolanda R. Trotter, Staff Accountant, at (202) 551-3472, if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director
Office of Financial Services II